                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 PACIFICNET INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69511V207
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   UNIT 1702, CHINACHEM CENTURY TOWER, 178 GLOUCESTER ROAD, WANCHAI, HONG KONG
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 APRIL 27, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 23 Pages)

CUSIP No. 69511V207                   13D                     Page 2 of 23 Pages

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        PacificNet Communications Limited - Macao Commercial Offshore

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        Not Applicable                                                  (a)
                                                                        (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        Not Applicable
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Macao Special Administrative Region of the Peoples Republic of China
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         800,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON           800,000
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     800,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69511V207                   13D                     Page 3 of 23 Pages


Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of PacificNet Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Unit 1702, ChinaChem Century Tower, 178 Gloucester Road, Wanchai, Hong Kong.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed by PacificNet Communications Limited - Macao Commercial Offshore ("PCL-Macao"). Attached as Exhibits 2, 3 and 4, is information concerning each executive officer and director of PCL-Macao, the controlling person of PCL-Macao, and each executive officer and director of the controlling person of PCL-Macao, respectively.

(b) The principal business address for PCL-Macao and those persons identified on Exhibit 2 is: Commercial Centre I Tak , Rua De Pequim No. 126, 6th Fl., E, Macau.

         The principal business address for those persons identified on Exhibits 3 and 4 is Unit 1702, ChinaChem Century Tower, 178 Gloucester Road, Wanchai, Hong Kong.

(c) PCL-Macao is principally engaged in the business of value-added telecom services, including call centers, telemarketing, CRM, database and data-mining services, wireless communications, mobile applications, paging roaming, short messaging services, multimedia messaging services, mobile commercial and VOIP in the Greater China region.

         The Company, through its subsidiaries, is principally engaged in providing systems integration, network communications, information technology, customer care and CRM solutions in Asia.

(d) Since its inception in January 2003, PCL-Macao has not been, nor to its knowledge have any of the persons or entities listed on Exhibits 2, 3 and 4 been convicted in a criminal proceeding.

(e) Since its inception in January 2003, PCL-Macao has not been, nor to its knowledge have any of the persons or entities listed on Exhibits 2, 3 and 4 been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      PCL-Macao is a Macao corporation.

Item 3. Source and Amount of Funds or Other Consideration.

         The shares of Common Stock of the Company were issued to PCL-Macao in connection with that certain equity joint venture contract, dated December 20, 2002 (the "Agreement"), attached to this Schedule 13D as
         Exhibit 1. As consideration for the issuance of 800,000 shares of the Company's Common Stock to PCL-Macao, PCL-Macao issued 50.1% of its total registered share capital to PacificNet Management Limited, a wholly-owned subsidiary of the Company. The issuance of the Shares are subject to rescission, in the event the transactions contemplated by the Agreement fail to receive certain regulatory approvals, or the Company fails to receive certain approvals of its shareholders in connection with the Agreement, or certain other conditions described in the Agreement are not fulfilled. The foregoing description is qualified in its entirety by reference to the full text of the Agreement attached hereto as Exhibit 1.

CUSIP No. 69511V207                   13D                     Page 4 of 23 Pages

Item 4.  Purpose of Transaction.

         PCL-Macao acquired the Shares as partial consideration for performing under those certain telecommunications customer service contracts (the "Service Contracts") assigned to PCL-Macao by International Elite, Ltd. ("IEL"). PCL-Macao has the right to acquire up to an additional 33,200,000 shares of Common Stock of the Company, which will be held in an escrow account and disbursed in tranches upon the achievement by PCL-Macao of certain net income milestones in the performance of the Service Contracts as set forth in the Agreement. The foregoing description is qualified in its entirety by reference to the full text of the Agreement attached hereto as Exhibit 1.

         Except as described in this Item 4 of this Schedule 13D, the reporting person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) PCL-Macao beneficially owns 800,000 shares of Common Stock, representing 12.8% of the total issued and outstanding shares of Common Stock of the Company. PCL-Macao, upon achieving certain net income milestones, as set forth in the Agreement, has the right to acquire up to an additional 33,200,000 shares of Common Stock representing in the aggregate 85% of the Company.

         The following persons constitute those executive officers and directors of PCL-Macao, the controlling person of PCL-Macao, and those executive officers and directors of the controlling person of PCL-Macao who beneficially owns shares of Common Stock of the Company:

         Tony Tong beneficially owns 390,391 shares of Common Stock, representing 6.3% of the total issued and outstanding shares of Common Stock of the Company, which includes 206,000 stock options that are currently exercisable

         Cho Sam Tong beneficially owns 3,103,556 shares of Common Stock, representing 51.78% of the total issued and outstanding shares of Common Stock of the Company, which includes shares of Common Stock owned by Sino Mart Management Ltd., a company controlled by Cho Sam Tong, and 600,000 shares of Common Stock issuable to Sino Mart Management Ltd. upon the exercise of a warrant.

         Shao Jian (Sean) Wang beneficially owns 29,400 shares of Common Stock, representing 0.5% of the total issued and outstanding shares of Common Stock of the Company.

         Victor Tong beneficially owns 25,200 shares of Common Stock, representing 0.4% of the total issued and outstanding shares of Common Stock of the Company.

         Richard Chi Ho Lo beneficially owns 19,000 shares of Common stock of the Company representing 0.3% of the total issued and outstanding shares of Common Stock of the Company.

         Yue (Justin) Tang beneficially owns 7,000 shares of Common stock of the Company, representing 0.1% of the total issued and outstanding shares of Common Stock of the Company.

         David Fisher beneficially owns 5,000 shares of Common Stock of the Company, representing 0.1% of the total issued and outstanding shares of Common Stock of the Company.

CUSIP No. 69511V207                   13D                     Page 5 of 23 Pages

         Yongjun (Charles) Fu beneficially owns 5,000 shares of Common Stock of the Company, representing 0.1% of the total issued and outstanding shares of Common Stock of the Company.

         Emmy Lo beneficially owns 5,000 shares of Common Stock of the Company, representing 0.1% of the total issued and outstanding shares of Common Stock of the Company.

(b) PCL-Macao has sole voting and dispositive power over the shares. Each of those persons identified in clause (a) of this Item 5 have sole voting and dispositive power over the shares.

(c) PCL-Macao has not effected any transactions in the Common Stock of the Company in the past 60 days. None of these persons identified in clause
         (a) of this Item 5 have effected any transactions in the Common Stock of the Company in the past 60 days.

(d)      To the knowledge of PCL-Macao, and those persons identified in clause
         (a) of this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares. Except that Sino Mart Management, Ltd., a Company controlled by Cho Sam Tong has the right to receive dividends and proceeds from the sale of shares beneficially owned by ChoSam Tong.

(e)      Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On December 20, 2003, PacificNet Management Limited and the shareholders of IEL entered into the Agreement, attached hereto as
         Exhibit 1, to form PCL-Macao, which is owned 50.1% by PacificNet Management Limited and 49.9% by certain shareholders of IEL. Pursuant to the terms of the Agreement, the Company will contribute to PCL-Macao in the aggregate 34,000,000 restricted shares of its common stock to be held by an escrow agent and released in tranches upon completion of certain agreed upon net income milestones by PCL-Macao. The foregoing description is qualified in its entirety by reference to the full text of the Agreement attached hereto as Exhibit 1.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit 1. Equity Joint Venture Contract, dated December 20, 2002 between PacificNet Management Limited and International Elite Limited.

         Exhibit 2. Executive Officers and Directors of Pacific Communications Limited - Macao Commercial Offshore

         Exhibit 3. Controlling Person of Pacific Communications Limited - Macao Commercial Offshore

         Exhibit 4. Executive Officers and Directors of the Controlling Person of Pacific Communications Limited - Macao Commercial Offshore

CUSIP No. 69511V207                   13D                     Page 6 of 23 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   May 7, 2003                        PACIFICNET COMMUNICATIONS LIMITED-
                                             MACAO COMMERCIAL OFFSHORE


                                            By: /s/ Tony Tong
                                                --------------------------------
                                                Name:  Tony Tong
                                                Title: CEO

CUSIP No. 69511V207                   13D                     Page 7 of 23 Pages


                                    EXHIBIT 1
                                    ---------


                          EQUITY JOINT VENTURE CONTRACT
                                       FOR
          PACIFICNET COMMUNICATIONS LIMITED - MACAO COMMERCIAL OFFSHORE

        Pacificonet Comunicacoes Limitada - Comercial Offshore de Macau
                               (Portuguese Name)

THIS AGREEMENT is made the 20th day of December 2002.

CHAPTER 1: GENERAL PRINCIPLES AND INTERPRETATIONS

PacificNet Management Limited, a company existing under the laws of the British Virgin Islands and a wholly owned subsidiary of PacificNet Inc., and Shareholders of International Elite Limited, pursuant to the Law of the Macao Special Administrative Region (SAR) of the People's Republic of China (the "PRC"), the Regulations for the Implementation of the Law of the Macao SAR on Macao Offshore Company, and other relevant laws and regulations of the Macao SAR, based on the principle of equality and mutual benefit, through friendly consultations, have agreed to jointly invest in and establish an equity joint venture, and therefore enter into this contract (hereinafter, this "Contract").

1. INTERPRETATION

1.1 The Recitals and Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the Recitals and Schedules. 1.2 In this Agreement except where the context otherwise requires the following words and expressions shall have the following meanings:

"Completion"                completion of the JV registration in accordance
                            with Clause 5 of this Agreement;

"Completion Date"           31st March 2003 (or such later date as the parties
                            shall agree in writing);

"Conditions"                the conditions contained or referred to in Clause 5;

"Consideration"             the consideration payable for the investment of PACT
                            Shares to the JV pursuant to Clause 3;

"Hong Kong"                 Hong Kong Special Administrative Region of the PRC;

HK$                         Hong Kong dollars

"JV AGREEMENT" means equity joint venture agreement and the related Memorandum of Association and Articles of Association to be entered into between Party A and Party B in the agreed terms as set out in this Contract, including its variation, modification and supplement necessitated by the requirements of the Macao SAR approving authority;

"Macao" or "Macau"         Macao Special Administrative Region of the PRC;

"MOP"                      Macao Pataca: * Note: Currency Exchange Ratio as of
                           December 18, 2002:
1 US Dollar (USD) = 8.28180 Macao Pataca (MOP)
1 Macao Pataca (MOP) = 0.12075 US Dollar (USD)

CUSIP No. 69511V207                   13D                     Page 8 of 23 Pages

"NET INCOME" means, for any period, all revenues, income, earnings or cash flow of any kind or description received during such period by the Joint Venture minus all costs, expenses and taxes paid (whether income, corporate, sales or otherwise to the relevant tax authorities) paid or incurred during such period by the Joint Venture in the ordinary course of its business, together with amounts used to replenish and fund the Reserves (if any);

"PACT" means PacificNet Inc. a company incorporated under the laws of the State of Delaware in the United States of America whose principal office is situate at 860 Blue Gentian Road, Suite 360, Eagan, MN 55121, the United States of America, the shares of which are listed on the NASDAQ stock exchange in the United States of America and is the holding company of the PacificNet Management Limited.

"PACT Shares"              ordinary shares of USD$0.0001 each in the capital of
                           PACT;

"PRC"                      People's Republic of China;

"RELEASE CRITERIA" means the basis and conditions by which the Escrow Agent shall release the relevant portion of Consideration shares to the Joint Venture on the Release Date pursuant to the schedule in Clause 4;

"RELEASE DATE" means the relevant date by which the Escrow Agent, pursuant to the Escrow Agreement, shall release such portion of Consideration Shares to the Joint Venture in accordance with the schedule in Clause 4 and upon the Release Criteria being satisfied;

"Tax" and "Taxation" includes all forms of tax, levy, duty, charge, fee, contribution, impost or withholding of any nature now or hereafter imposed, levied, collected, withheld or assessed by a local, municipal, governmental, state, federal or other body or authority in Macao SAR or elsewhere (including any fine, penalty, surcharge or interest in relation thereto);

"USD$" or "US$"            United States dollars;

"United States"            United States of America;

"Warranties" the representations, warranties and undertakings contained or referred to in Clause 4.8, Clause 8 and Schedule 5. 1.3 Words and phrases (not otherwise defined in this Agreement) the definitions of which are contained or referred to in the Companies Ordinance (Cap. 32) shall be construed as having the meanings thereby attributed to them. 1.4 References in this Agreement to ordinances and to statutory provisions shall be construed as references to those ordinances or statutory provisions as respectively as modified (on or before the date hereof) or re-enacted (whether before or after the date hereof) from time to time and to any orders, regulations, instruments or subordinate legislation made under the relevant ordinances or provisions thereof and shall include references to any repealed ordinance or provisions thereof which has been so re-enacted (with or without modifications).

1.5 The headings are for convenience only and shall not affect the construction of this Agreement.

1.6 All representations, undertakings, warranties, indemnities, covenants, agreements and obligations given or entered into by more than one person are given or entered into jointly and severally.

1.7 Any document referred to herein as being "in the agreed terms" shall be in a form already agreed between the Legal Counsels acting for the parties hereto.

1.8 Except where the context otherwise requires words denoting the singular include the plural and vice versa; words denoting any one gender include all genders; words denoting persons include incorporations and firms and vice versa.

1.9 Reference to clauses, sub-clauses, paragraphs and schedules are (unless the context requires otherwise) to clauses, sub-clauses, paragraphs and schedules of this Agreement.

CUSIP No. 69511V207                   13D                     Page 9 of 23 Pages

1.10 The expressions "Party A", "Party B", PACT, and the Joint Venture shall unless the context requires otherwise include their successors, personal representatives and permitted assigns.

1.11 The schedules and appendices form part of this Agreement.

CHAPTER 2: PARTIES TO THE JOINT VENTURE

2.1 The Parties to this Contract are as follows:

(1) PacificNet Management Limited, a company existing under the laws of the British Virgin Islands whose principal place of business is at Unit 1702, ChinaChem Century Tower, 178 Gloucester Road, Wanchai, Hong Kong (hereafter referred as "Party A").

PacificNet Management Limited is a wholly owned subsidiary of PacificNet Inc. ("PACT"), a company incorporated under the laws of the State of Delaware in the United States of America whose principal office is situate at 860 Blue Gentian Road, Suite 360, Eagan, MN 55121-1575, the United States of America, the shares of which are listed on the NASDAQ stock exchange in the United States of America under the trading symbol of "PACT".

Party A's Representative:
Name:             Tony Tong
Position:         Chairman and CEO of PacificNet Inc.
Citizenship:      USA

(2) Shareholders of International Elite Limited: Mr. LI Kin Shing, Ms. KWOK King Wa, Mr. Li Wang, Mr. Li Yin, and Mr. Li Yi Sheng (hereinafter jointly referred as "Party B"). International Elite Limited is a company existing under the laws of the Cayman Islands whose principal place of business is at Room 3813-3815, Hong Kong Plaza, 188 Connaught Road West, Hong Kong (the "IEL");

Party B's Representative:
Name:             Li Kin Shing
Position:         Chairman of International Elite Limited
Citizenship:      Hong Kong, SAR of China

Party B members:
Party B1: Mr. LI Kin Shing (permanent resident of Hong Kong SAR); Party B2: Ms. KWOK King Wa (permanent resident of Hong Kong SAR); Party B3: Li Wang (permanent resident of Hong Kong SAR);
Party B4:  Li Yin (permanent resident of Hong Kong SAR);
Party B5:  Li Yi Sheng (permanent resident of Hong Kong SAR);

2.2 Pursuant to the Law of the Macao SAR, Party A and Party B agree to establish in Macao SAR an equity joint venture company, namely "PacificNet Communications Limited - Macao Commercial Offshore" and the Portuguese Name as "Pacificonet Comunicacoes Limitada - Comercial Offshore de Macau" (hereinafter, "Joint Venture")

2.3 Each Party represents and warrants to the other that: (i) it is a duly organized and validly existing corporation with independent legal person status in its home country and has the full power and right to conduct its business in accordance with its business license, articles of association or similar corporate organizational documents; (ii) it possesses full power and authority necessary to enter into this Contract and to perform its obligations hereunder; (iii) the above designated representative of it or its authorized representative has been fully authorized to execute this Contract and to bind such respective Party thereby; and (iv) upon the effective date of this Contract, the provisions of this Contract will constitute its legal, valid and binding obligations. Each Party shall defend, hold harmless and indemnify the other against any and all direct and foreseeable losses, damages, expenses or liability arising from its breach of any of the foregoing representations and warranties.

CUSIP No. 69511V207                   13D                    Page 10 of 23 Pages

2.4 Each of Party A and Party B shall have the right to change its Board of Directors representatives, provided that it promptly notifies the other Party hereto in writing of such change and the name, position and nationality of its new Board of Directors representatives.

CHAPTER 3: THE JOINT VENTURE'S NAME, ADDRESS AND SCOPE OF BUSINESS

3.1 The name of the Joint Venture shall be "PacificNet Communications Limited - Macao Commercial Offshore" and the Portuguese Name as " Pacificonet Comunicacoes Limitada - Comercial Offshore de Macau".

3.2 The Joint Venture shall be registered with the Administration for Commerce of Macao SAR. The Joint Venture may change its legal address in light of its operational needs.

3.3 The Joint Venture shall have the legal status in the Macao SAR. All activities of the Joint Venture shall be in compliance with Macao SAR laws and regulations.

3.4 The organizational form of the Joint Venture shall be a limited liability company. The liability of each Party shall be limited to its contribution to the registered capital of the Joint Venture. In other words, except as otherwise provided herein, once a Party has completed in full its contribution to the Joint Venture as required by the provisions of this Contract, it shall not be required to provide any further funds to the Joint Venture by way of capital contribution, loan, advance, guarantee or otherwise. Creditors of the Joint Venture shall have recourse only to the assets of the Joint Venture and shall not seek repayment of any nature from any of the Parties. The Joint Venture shall indemnify and hold the Parties harmless against any and all losses, damages, or liabilities suffered by the Parties in respect of any third party claims arising out of the operation of the Joint Venture. Subject to the above, the profits, risks and losses, and remaining assets after liquidation of the Joint Venture shall be dealt with in strict accordance with the provisions of this Contract.

3.5 The purpose of the Joint Venture shall be: based on the Parties' desire to enhance economic cooperation and technical exchange, and by adopting advanced and appropriate technologies and scientific methods of operation and management, to provide high-level technical and logistics services, develop new products within its scope of business, gain a competitive edge in the international market in terms of quality, price and so on, improve economic efficiency, and earn a profit and return satisfactory to each Party.

3.6 The scope of business of the Joint Venture shall be:

o provision of telecom and related communications services in the Greater China Region and Asia, including but not limited to Hong Kong, Macao, Taiwan, China, Singapore;
o provision of value added telecom services including Call Center, telemarketing, wireless communications, mobile applications, paging, roaming, short messaging services (SMS), multi-media messaging services
     (MMS), Voice Over IP (VoIP) in the abovementioned regions;
o provision of outsourcing services including customer support, loyalty program, customer care services, telemarketing, data-entry, data processing, secretarial, call answering services in the abovementioned regions;
o provision of e-commerce and mobile commerce (m-commerce) in the abovementioned regions;
o reseller, distributor, value added reseller (VAR), and service agents for telecom services in the abovementioned regions;
o    database marketing, data mining related services;
o research and development of software applications, hardware systems, and solutions related to telecom and CRM services,
o provision of all relevant technical consultancy and services, (collectively, "Joint Venture Businesses").

CHAPTER 4: TOTAL INITIAL REGISTERED CAPITAL, TOTAL INVESTMENT, FORM AND SCHEDULES OF INVESTMENT

4.1 The total Registered Share Capital of the Joint Venture is MOP 100,000.
* Note: Currency Exchange Ratio as of December 18, 2002:

1 US Dollar (USD) = 8.28180 Macao Pataca (MOP)
1 Macao Pataca (MOP) = 0.12075 US Dollar (USD)

CUSIP No. 69511V207                   13D                    Page 11 of 23 Pages

4.2 The contributions by Party A and Party B to the registered capital of the Joint Venture are as follows:

Party A shall contribute MOP 50,100, representing 50.1% of the Joint Venture registered capital, in a single payment in the form of cash, within 10 days of the registration of the JV.

Party B shall contribute MOP 49,900, representing 49.9% of the Joint Venture's registered capital, in a single payment in the form of cash, within 10 days of the registration of the JV.

The total Registered Share Capital will be MOP 100,000 divided into 100,000 shares of MOP1.00 each. Party A: 50,100 shares allotted to PacificNet Management Limited
Party B:
Party B1:  22,500 shares allotted to Li Kin Shing
Party B2:  22,500 shares allotted to Kwok King Wa
Party B3:  1,700 shares allotted to Li Wang
Party B4:  1,700 shares allotted to Li Yin
Party B5:  1,500 shares allotted to Li Yi Sheng
All the issued shares will be allotted in cash.

4.3 Party A and Party B shall make their capital contributions in full to Joint Venture within ten (10) working days after the Joint Venture receives its business license.

4.4 INVESTMENT SCHEDULE: JV INVESTMENT SCHEDULE

4.4.1 JOINT VENTURE INVESTMENT BY PARTY B: CUSTOMER SERVICE CONTRACTS:
Subject to the terms of this Agreement, PARTY B agrees to transfer a number of Customer Service Contracts to the JV. The contracts will be valued at not less than USD$20,400,000. PARTY B agrees to provide an independent business appraisal valuation of the business operation, profit model, discounted cash flow projection performed by an independent auditor or valuation appraiser showing that the Valuation of the contracts to be transferred to the JV is not less than USD$20,400,000;
(** See Exhibit 1: Valuation Report on various contracts offered to PacificNet Communications Limited - Macao Commercial Offshore, and prepared by HLB Hodgson Impey Cheng )

4.4.2 Joint Venture Investment by Party A: 170,000,000 (* equivalent to 34,000,000 shares after the 5-for-1 reverse stock split dated Jan 6, 2003) PACT shares

4.4.2.1 To match PARTY B's investment of Customer Contracts valuing at USD$20,400,000, PACT agrees to invest into the JV the amount of 170,000,000 (* equivalent to 34,000,000 shares after the 5-for-1 reverse stock split dated Jan 6, 2003) restricted shares of PACT (** WHICH IS EQUIVALENT TO APPROX. USD$20,480,000 BASED ON A VALUATION OF USD$0.12 PER PACT SHARE, THE CLOSING SHARE PRICE ON DECEMBER 19, 2002, THE DAY BEFORE THE SIGNING OF THIS CONTRACT) according to the following issuance schedule.

4.4.2.1.1 Within 30 days of the completion of the registration of the Joint Venture in the Macao SAR, PACT shall deliver to the JV the sum of 4,000,000 (* equivalent to 800,000 shares after the 5-for-1 reverse stock split dated Jan 6,
2003) PACT Shares (the "REFUNDABLE DEPOSIT"), being a refundable deposit and part payment of the investment consideration for the JV;

4.4.2.1.2 In the event that:
JV fails to receive the regulatory approvals by the SEC, NASDAQ, or fails to receive the approval of the Shareholders of PACT; or the conditions set out in Clause [5.1] shall not have been fulfilled by the date referred to in Clause 4.4 or such other date as the parties hereto may agree in writing;
the JV shall refund to the PACT the Refundable Deposit within thirty (30) days following the date on which PACT rescinds this Agreement.

4.4.2.2 In case of any stock split or reverse stock split by PACT, the number of PACT shares to be issued will be adjusted according to the stock split ratio.

CUSIP No. 69511V207                   13D                    Page 12 of 23 Pages

4.4.3 ESCROW ARRANGEMENT FOR INVESTMENT SHARES ANDS ADJUSTMENT

4.4.3.1 Party B warrants, represents and undertakes that:
(i) the total Net Income of JV for the period from 1st January 2003 to 31st December 2003 ("First Fiscal Year") will not be less than USD$3,000,000.
(ii) Party B hereby agrees and acknowledges that the total investment by PACT is based on Party B's warranty in respect of the Net Income of PARTY B as described above. In this regard PARTY B hereby agrees to let the JV appoint the Escrow Agent upon the terms of the Escrow Agreement in the agreed terms to hold all the Investment shares to be issued in accordance with this Agreement on Completion and the JV undertakes with PACT that it shall not either sell, transfer, charge, encumber, grant options over or otherwise dispose of, or of any legal or beneficial interest in any of the Investment shares until such part of the Investment shares are released to by the Escrow Agent to the JV in accordance with the following schedule:

RELEASE DATE                                            ACCUMULATED                 RELEASE CRITERIA BASED ON
                                                        NUMBER OF SHARES TO BE      ACCUMULATED NET INCOME
                                                        RELEASED
------------------------------------------------------- --------------------------- ---------------------------------
0. Within 30 days of the completion of the              4,000,000                   Refundable Deposit:
registration of the Joint Venture in the Macao SAR,     PACT Shares (* equivalent   Within 30 days of the
PACT shall deliver to the JV the sum of 4,000,000       to 800,000 shares after     completion of the registration
(* equivalent to 800,000 shares after the 5-for-1       the 5-for-1 reverse stock   of the Joint Venture in the
reverse stock split dated Jan 6, 2003) (the             split dated Jan 6, 2003)    Macao SAR.
"Refundable Deposit"), being a refundable deposit
and part payment of the investment consideration
for the JV;
------------------------------------------------------- --------------------------- ---------------------------------
1. After Q1 of 2003, within 30 days of the Auditors     27,000,000                  JV has achieved:
certification that the auditor's review relating to     PACT Shares (* equivalent  Net Income for the 3 months
JV and its business is acceptable and can be            to 5,400,000 shares after  ending on March 31 (Q1) of 2003
consolidated into PACT's audited accounts, balance      the 5-for-1 reverse stock  of not less than USD$550,000
sheet and financial statements, in accordance with      split dated Jan 6, 2003)
the US GAAP.
------------------------------------------------------- --------------------------- ---------------------------------
2. After Q2 of 2003, within 30 days of the Auditors     68,000,000                  JV has achieved:
certification that the auditor's review relating to     PACT Shares (* equivalent   Net Income for the 6 months
JV and its business is acceptable and can be            to 13,600,000 shares        ending on June 30 (Q1+Q2) of
consolidated into PACT's audited accounts, balance      after the 5-for-1 reverse   2003 of not less than
sheet and financial statements, in accordance with      stock split dated Jan 6,    USD$1,200,000
the US GAAP.                                            2003)
------------------------------------------------------- --------------------------- ---------------------------------
3. After Q3 of 2003, within 30 days of the Auditors     113,000,000                 JV has achieved:
certification that the auditor's review relating to     PACT Shares (* equivalent   Net Income for the 9 months
JV and its business is acceptable and can be            to 22,600,000 shares        ending on September 30
consolidated into PACT's audited accounts, balance      after the 5-for-1 reverse   (Q1+Q2+Q3) of 2003 of not less
sheet and financial statements, in accordance with      stock split dated Jan 6,    than USD$2,000,000
the US GAAP.                                            2003)
------------------------------------------------------- --------------------------- ---------------------------------
4. After Q4 of 2003, within 30 days of the Auditors     170,000,000                 JV has achieved:
certification that the auditor's review relating to     PACT Shares (* equivalent   Net Income for the 12 months
JV and its business is acceptable and can be            to 34,000,000 shares        ending on December 31
consolidated into PACT's audited accounts, balance      after the 5-for-1 reverse   (Q1+Q2+Q3+Q4) of 2003 of not
sheet and financial statements, in accordance with      stock split dated Jan 6,    less than USD$3,000,000
the US GAAP.                                            2003)
------------------------------------------------------- --------------------------- ---------------------------------
TOTAL PACT SHARES TO BE RELEASED IN 2003                170,000,000                 JV has achieved:
                                                        PACT Shares (* equivalent   Minimum Net Income for 2003 of
                                                        to 34,000,000 shares        not less than USD$3,000,000
                                                        after the 5-for-1 reverse
                                                        stock split dated Jan 6,
                                                        2003)
------------------------------------------------------- --------------------------- ---------------------------------

CUSIP No. 69511V207                   13D                    Page 13 of 23 Pages

The JV agrees and undertakes not to dismiss nor withdraw its instructions to the Escrow Agent pursuant to the Escrow Agreement unless the Escrow Agent has voluntarily resigned or ceased to act as escrow agent in accordance with the Escrow Agreement, in which case the JV agrees and undertakes to appoint an escrow agent (as is agreeable to PACT) in its place to act as escrow agent on the same terms and conditions of the Escrow Agreement.

The JV agrees that on the relevant release date (as referred to in the above schedule) JV will collect the relevant portion of the Investment shares from the Escrow Agent (if the Release Criteria has been met).

4.4.3.2 In the event that the JV produces only a portion of the quarterly Net Income Release Criteria, the Escrow Agent shall release PACT shares with a deduction in proportion to the shortfall of the Net Income.

4.4.3.3 NET INCOME GUARANTEE BY PARTY B AND CASH COMPENSATION BY PARTY B IN CASE OF SHORTFALL OF NET INCOME BELOW USD$3,000,000:
In the event that the Net Income at the end of 2003 as warranted by PARTY B is not fulfilled (i.e. USD$3,000,000 Net Income), then PARTY B shall pay to PACT an amount in the form of cash in USD representing the shortfall in Net Income, and the Escrow Agent shall release the remaining shares.

CHAPTER 5: CONDITIONS

5.1 This Agreement is conditional upon:

5.1.1 an independent business appraisal valuation of the business operation, profit model, discounted cash flow projection of the Joint Venture and the Subsidiaries having been performed to the reasonable satisfaction of Party A by an independent auditor or valuation appraiser showing that such the Valuation of the Joint Venture and the Subsidiaries as at the time of completion of such valuation is not less than USD$20,400,000;

5.1.2 Party A being satisfied with the results of a legal and financial due diligence review to be conducted by Party A on the Joint Venture covering such matters as are relevant to the transactions contemplated under this Agreement and as Party A may reasonably request);

5.1.3 if required, permission from the relevant stock exchange, government and securities authority and regulator in the United States having been obtained in respect of the issue and transferability of any PACT Shares which may fall to be issued herein;

5.1.4 if required, a resolution at a meeting of the Directors of PACT approving this Agreement, creating and giving authority for the issue of the JV Investment Shares, the implementation of the transactions contemplated hereunder and all other matters incidental hereto in accordance with the provisions of PACT's articles of association bye-laws and such rules, regulations and laws in force from time to time in the United States and which apply to PACT;

5.1.5 if required, the shareholders of PACT at a meeting of members approving this Agreement, creating and giving authority for the issue of the JV Investment Shares, the implementation of the transactions contemplated hereunder and all other matters incidental hereto in accordance with the provisions of PACT's articles of association, bye-laws and such rules, regulations and laws in force from time to time in the United States and which apply to PACT;

5.1.6 all other matters as may be required or may be deemed necessary by Party A in order to complete all of the transactions contemplated herein this Agreement.

5.2 Party A, Party B, and the JV shall use their respective best endeavors to ensure that the conditions set out in Clause 5.1 shall be fulfilled by the date set out in Clause 5.4.

5.3 If the conditions set out in Clause 5.1 shall not have been fulfilled, or as the case may be, waived by Party A, on or before March 31, 2003 or such later date as the parties may agree, this Agreement shall lapse and be of no further effect whereupon a sum equal to the Deposit shall be refunded to Party A in accordance with Clause [4.4.2] and no party to this Agreement shall have any claim against or liability to the other party save in respect of any antecedent breaches of this Agreement, including any breaches of this Clause 5.

CUSIP No. 69511V207                   13D                    Page 14 of 23 Pages

5.4 From the date of this Agreement until Completion, except for the transactions described herein or otherwise with the prior written consent of Party A:

(a) Party B warrants and undertakes that they will:

(i) keep records in which true and correct entries will be made of all material transactions by and with the Joint Venture and the Subsidiaries;
(ii) duly observe all material requirements of governmental authorities unless contested in good faith by appropriate proceedings with the consent of Party A;
(iii) promptly pay and discharge, or cause to be paid and discharged, when due and payable, all lawful taxes, assessments and governmental charges or levies imposed upon the income, profits, property or business of the Joint Venture and the Subsidiaries unless contested in good faith by appropriate proceedings with the consent of Party A;
(iv) at all times comply with the provisions of all contracts, agreements and leases to which the Joint Venture and the Subsidiaries is a party, unless contested in good faith by appropriate proceedings with the consent of Party A;

5.5 Party B warrants, represents and undertakes that there shall have been no Material Adverse Change in the customer contracts or the business, prospects, financial condition or results of operations of the Customer Service Contracts.

5.6 Party A shall be entitled to rescind this Agreement by notice in writing to Party B and the Joint Venture if prior to Completion it appears that any of the Warranties is not or was not true and accurate in all respects or if any act or event occurs which, had it occurred on or before the date of this Agreement, would have constituted a breach of any of the Warranties or if there is any material non-fulfillment of any of the Warranties which (being capable of remedy) is not remedied prior to Completion.

CHAPTER 6: COMPLETION

6.1 Subject to the terms of this Agreement, Completion shall take place pursuant to this clause at the offices of Party A's Legal Counsel on the Completion Date.

6.2 Upon Completion of the JV, Party B shall deliver to the JV:

6.2.1 executed the transfer and assignment of the Customer Service Contracts from Party B to the JV;

6.2.2 certified true copies of the minutes of meetings of the Party B's board of directors and shareholders approving the transfer and assignment of the Customer Service Contracts to the JV;

6.2.3 certified true copies of the minutes of Party B's board of directors and shareholders approving this Agreement and all matters herein contemplated and the transfer and assignment of its Customer Sales Contracts to the JV;

6.2.4 written confirmation that none of Party B are aware of any matter or thing which is in breach of or inconsistent with any of the representations, warranties and undertakings herein contained;

6.2.5 such other papers and documents as Party A reasonably require;

6.2.6 approve and authorize the execution of such documents and/or deeds as Party A may reasonably request in order to facilitate the transactions contemplated herein or necessary to complete the transactions herein;

CHAPTER 7: TRANSFER, INCREASE OR DECREASE OF THE REGISTERED CAPITAL

Right of first refusal:

7.1 No shareholder in the JV shall transfer all or part of its shares to a third party without the other shareholder's consent. Any such transfer shall be subject to the following procedures:

CUSIP No. 69511V207                   13D                    Page 15 of 23 Pages

(A) In the event that one shareholder intends to sell or transfer its contribution to the registered capital of the Joint Venture to a third party, it shall first notify the other shareholders and offer to sell on the same terms and conditions as are offered to the third party, which terms and conditions shall be set forth in writing, and the other shareholders shall have the right to acquire and purchase such contribution to the registered capital on such terms and conditions in proportion to their share ownership percentage.

(B) In the event that the other shareholders shall have failed to accept such offer within fifteen (15) days after its receipt of the written offer, the offering shareholder shall be free to transfer the contribution to the said third party on the terms and conditions originally offered.

(C) If no such transfer is made within ninety (90) days after expiry of the foregoing fifteen (15) day period, then the procedures set forth in this Clause must be complied with again before any transfer to a third party (including the above-said third party to which the offer was previously made) may be made.

Any transfer or assignment made by one shareholder in violation of the above procedures shall be deemed null and void.

Any transfer by a shareholder of all or part of its contribution to the registered capital of the Joint Venture to a third party consistent with the foregoing procedures shall further require the unanimous approval of the Board of Directors and the approval of the examination and approval authorities of the Joint Venture. Such transfer shall only become effective on the date when the examination and approval authorities grant the approval thereof.

Notwithstanding the procedures set forth above, if one shareholder wishes to transfer its shares of the Joint Venture to its affiliate, the other shareholders shall promptly give consent to such proposed transfer and waive the right of first refusal. "Affiliate" shall mean any company which, through ownership of voting stock or otherwise, is controlled by, under common control with, or in control of, a Party; "control" shall mean ownership, directly or indirectly, of more than fifty percent (50%) of the securities having the right to vote for the election of directors in the case of a corporation, and more than fifty percent (50%) of the beneficial interests in the capital in the case of a business entity other than a corporation.

For any transfer that is consistent with the foregoing provisions, all shareholders shall immediately and jointly cause the Board of Directors and the directors appointed by them respectively to approve such transfer and sign any and all documents and take any and all actions that are necessary to effect such transfer.

7.2 Any increase or decrease of the registered capital, or change of the share ownership percentage, shall be approved by the Board of Directors.

CHAPTER 8: RESPONSIBILITIES OF THE PARTIES

8.1 Both Parties shall use their best endeavors to support and assist the Joint Venture in achieving its business objectives.

8.2 PARTY A SHALL ASSUME THE FOLLOWING RESPONSIBILITIES AND OBLIGATIONS FOR THE JOINT VENTURE:

(1) continually introducing advanced e-business and CRM software technologies to the Joint Venture, solving technical quality problems, providing technical consulting, in an effort to make the Joint Venture's technologies being advanced in the international market;

(2) providing technical training and guidance to the managerial and technical personnel of the Joint Venture;

(3) assisting the Joint Venture in its marketing and public relations endeavors in the North America, and in developing the trans-Pacific market and promoting the business development of the Joint Venture;

(4) handling other matters reasonably delegated to it by the Joint Venture.

CUSIP No. 69511V207                   13D                    Page 16 of 23 Pages

The Parties agree that the specific terms and conditions, on which Party A shall provide to the Joint Venture technologies, technical consultancy, research and development services and technical training under Items (1), (2) and (3) above, including without limitation the methods for provision of technologies, the ownership of the technologies and the fees for use of technologies and services and training, shall be based on the principle of fairness and reasonableness.

8.3 Party B shall assume the following responsibilities and obligations for the Joint Venture:

(1) handling applications to the relevant government authorities for the approval and registration of the Joint Venture, and securing the business license and permits, as required for the establishment of the Joint Venture and for the future expansion of the JV in the following regions: including but not limited to Hong Kong, Macao, Taiwan, China, Singapore;

(2) providing assistance to the Joint Venture in purchasing or leasing office space, equipment, articles for office use, vehicles, communications apparatus and so on in China;

(3) assisting the Joint Venture in its marketing and public relations endeavors in the Greater China Region, and in developing the Chinese market and promoting the business development of the Joint Venture;

(4) handling other matters reasonably delegated to it by the Joint Venture.

CHAPTER 9: BOARD OF DIRECTORS, OPERATION AND MANAGEMENT

9.1 The Board of Directors shall be the highest authority of the Joint Venture and shall determine all major issues of the Joint Venture.

9.2 The Board of Directors shall be deemed as established on the date when the Joint Venture is duly registered, and shall hold its first meeting within thirty
(30) days thereafter.

9.3 The Board of Directors shall be composed of five (5) directors, of which three (3) shall be appointed by Party A and two (2) by Party B. The Directors shall each serve a term of one (1) year and may serve additional term or terms if reappointed by the Party who appointed him. If a Party is to replace a director before the expiry of his term of office, it shall notify the other Party and the Joint Venture in writing fifteen days in advance, failing which the replacement shall not become effective.

9.4 A Board meeting shall require a quorum of at least three (3) directors. A director who is not able to attend at a Board meeting shall give a proxy in writing to another person, who shall attend and vote on his behalf. A director who has been notified of a Board meeting but failed to attend the meeting in person or by proxy shall be deemed to have attended the Board meeting and consented to all the resolutions adopted by the Board meeting; all resolutions adopted by a Board meeting accordingly shall be deemed valid and effective. A Board meeting may be held by telephone or video-conferencing.

9.5 The Board of Directors shall meet at least once every quarter. A Board meeting may be called by any director.

9.6 Board resolutions concerning the following major issues shall require the unanimous vote of all the directors or their proxies present at the Board meeting:

(1)  any amendment to the Articles of Association of the Joint Venture;
(2)  separation, merger, dissolution or liquidation of the Joint Venture;
(3) any increase, decrease or transfer of the registered capital of the Joint Venture;
(4) any business transaction between the Joint Venture and any of its shareholders, directors or senior management personnel;
(5) deciding the employment, the duties and powers and the compensation of the General Manager and the Vice General Manager;
(6) the annual business plans, labor and compensation plans, and financial budget for revenues and expenditures, of the Joint Venture ;

CUSIP No. 69511V207                   13D                    Page 17 of 23 Pages

(7)  the annual profit distribution plans;
(8) development plans of the Joint Venture and investment plans involving more than USD$300,000;
(9) other matters for which the unanimous vote of the Board of Directors shall be required.

Board resolutions concerning any issues other than those major issues enumerated in this Clause 9.6 shall require a simple majority vote of all the directors or their proxies present at the Board meeting.

9.7 The Joint Venture shall establish an operation and management structure to be responsible for the daily operation and management of the Joint Venture. Such structure shall include one (1) General Manager, recommended by Party A, and one
(1) Vice General Manager, recommended by Party B. Both the General Manager and the Vice General Manager shall be appointed by the Board of Directors, and shall serve a term of one (1) year. The General Manager and Vice General Manager may be removed and replaced by the Board of Directors at any time with a resolution. Other managerial personnel shall be appointed by the General Manager.

9.8 The task of the General Manager shall be to carry out the various resolutions of the Board of Directors and organize and direct the daily operation and management of the Joint Venture. The Vice General Manager shall assist the General Manager in his work, and shall serve as the acting General Manager should the General Manager be unable to exercise his responsibilities. The General Manger shall consult with, and obtain the consent of, the Vice General Manager before making decisions on all major business matters of the Joint Venture. The operation and management structure may consist of certain departments, the managers for which shall be responsible for the work of the relevant departments, handle matters delegated by the General Manager and the Vice General Manager, and report to the General Manager and the Vice General Manager.

9.9 In the event of graft or serious dereliction of duty, the General Manager and the Vice General Manager may be removed and replaced by the Board of Directors with a resolution at any time.

CHAPTER 10: LABOR MANAGEMENT

10.1 The General Manager shall prepare plans for the employment, dismissal, wages, labor protection, welfare, rewards and punishments and other matters of the employees of the Joint Venture in accordance with the Labor Law of the Macao SAR and other relevant regulations, and shall implement such plans as approved by the Board of Directors.

10.2 Labor contracts entered into between the Joint Venture and its employees shall be filed with the local labor management authorities for record.

10.3 The employment, wages and compensation, social insurance, welfare, travel and lodging expenses and other matters of senior managerial personnel recommended by Party A and Party B shall be discussed and determined by the Board of Directors.

CHAPTER 11: TAXES, FINANCIAL MATTERS AND AUDITING

11.1 The Joint Venture shall pay taxes and be entitled to various tax reductions and exemptions in accordance with the relevant laws and regulations of the Macao SAR.

11.2 The fiscal year of the Joint Venture shall commence on January 1, and end on December 31, of each year.

11.3 Within thirty (30) days after the end of each quarter of a year, the Joint Venture shall provide the balance sheet for such quarter to each of Parties and each director. Each of the Parties and each director shall also have the right to make inquiries to the Joint Venture from time to time as to the operational and financial status, and shall be entitled to receive written replies thereto from the Joint Venture.

11.4 A Macao registered accountant shall be engaged to audit the financial matters of the Joint Venture and shall provide a report of such audit to the Board of Directors and the General Manager.
If either party deems it necessary to engage an accounting institution or CPA licensed in the USA to audit the financial matters of the Joint Venture, the Joint Venture shall consent to such audit.

CUSIP No. 69511V207                   13D                    Page 18 of 23 Pages

11.5 All foreign exchange matters shall be dealt with in accordance with the Regulations of the Macao SAR and relevant regulations.

CHAPTER 12: SHARING OF PROFITS AND LOSSES

12.1 The profits of the Joint Venture remaining thereafter shall be distributed to the Parties in proportion to the ratio of their contributions to the registered capital of the Joint Venture.

12.2 Party A and Party B agree that, in order to support the development of the Joint Venture, no profits of the Joint Ventures shall be distributed within two
(2) years after the establishment of the Joint Venture.

CHAPTER 13: AMENDMENT TO AND TERMINATION OF THIS CONTRACT

13.1 No amendment to this Contract, including its Appendices, shall be effective unless a written agreement or an appendix hereto has been approved by the board of directors of the JV.

13.2 The Joint Venture may be terminated under any of the following circumstances, subject to the approval of the examination and approval authorities:

(A)    The Board may decide to terminate the Joint Venture at any time if:
(i) the Joint Venture is unable to continue operations due to the failure of one of the Parties to perform its obligations under this Contract;
(ii) the Joint Venture is unable to continue operations due to potential or actual heavy losses caused by Force Majeure;
(iii) the Joint Venture is unable to achieve its intended objectives and there is no reasonable prospect for favorable development in this regard; or
(iv)   any other circumstances as deemed appropriate by the Board.

(B) The Board may pass a resolution to terminate the Joint Venture upon the agreement of both Parties.

13.3 Either Party shall have the right to terminate this Contract upon giving written notice to the other Party in the event that any of the followings shall have occurred:

(i) the other Party shall have been in material breach of its obligations under this Contract and shall have failed to cure such breach within sixty (60) days after its receipt of written notice of such breach from the terminating Party;
(ii) performance by the other Party of its obligations under this Contract shall have been prevented for a period in excess of six (6) months by reason of an event or circumstance of Force Majeure;
(iii) the Joint Venture shall have become insolvent, or a petition or proceedings of any kind as to its bankruptcy shall have been filed or commenced, or any proceedings shall have been commenced for its dissolution or winding up;
(iv) any applicable law or government authority requires any term or condition of this Contract to be revised in such a manner so as to cause significant adverse consequences to the operation of the Joint Venture; or
(v) any approval, license or permit applied for by the Joint Venture, and which is of fundamental importance to the operation of the Joint Venture, is not granted by the relevant government authority, or having been granted, is subsequently revoked or canceled.

13.4 The early termination of this Contract by either Party in accordance with this foregoing provisions shall be without prejudice to the accrued rights and liabilities of either Party on the date of such termination, and any other rights or remedies under this Contract or under law, except any such rights which shall have been waived in writing by the respective Parties.

13.5 Upon dissolution of the Joint Venture, the Board of Directors shall work out procedures and principles for the liquidation, nominate candidates for the liquidation committee, and supervise the liquidation.

CUSIP No. 69511V207                   13D                    Page 19 of 23 Pages

13.6 Upon completion of liquidation pursuant to relevant Macao SAR regulations, the liquidation committee shall submit a liquidation report to the Board of Directors for approval, submit the same to the original examination and approval authorities for approval, go through the formalities for canceling its registration with the original registration authorities, and return its business license for cancellation.

13.7 The properties of the Joint Venture remaining after its liquidation shall be distributed in proportion to the ratio the Parties' respective contributions to the registered capital of the Joint Venture.

13.8 After the dissolution of the Joint Venture, its account books and various documents shall be retained by Party A.

CHAPTER 14: FORCE MAJEURE

14.1 "Force Majeure" shall mean any event, not existing as of the date of this Contract and not reasonably foreseeable or within the control of the Parties as of such date, which prevents, in whole or part, the performance by one of the Parties of its obligations hereunder or makes the performance of such obligations commercially unreasonable, including, without limitation, acts of state or governmental action, crisis, war, and natural catastrophe.

14.2 If due to any event or circumstance of Force Majeure, either Party is unable to fulfill any or all of its obligations under this Contract, such Party shall not be considered to be in default under this Contract, but shall continue to fulfill its other obligations hereunder that are not affected by the event or circumstance of Force Majeure. The period allowed for the performance of the obligations affected by the event or circumstance of Force Majeure shall automatically be extended for a period equal to the period during which the Force Majeure continues.

14.3 Either Party shall promptly inform the other Party of the event or circumstance constituting Force Majeure and, within thirty (30) days thereof, shall provide all relevant details and appropriate proof of the occurrence and duration of such event.

14.4 The Party claiming Force Majeure shall use all reasonable efforts to overcome the delay caused by the event or circumstance of Force Majeure. Subject to the provisions of Clause 13.2 (A), the Board shall meet and decide, based on the extent and nature of the effect such event or circumstance may be expected to have on the performance of the Contract, whether or not the Contract should be terminated and, if not, whether other performance under the Contract which is not directly affected by the event or circumstance of Force Majeure should be postponed.

CHAPTER 15: SETTLEMENT OF DISPUTES

15.1 The formation of this Contract and its Appendices and related agreements, and the validity, interpretation, performance and settlement of disputes thereof shall be governed by the laws of the Macao SAR and the laws of Delaware USA.

15.2 Any disputes arising out of or in connection with this Contract shall be resolved through friendly consultations by the Parties; if no agreement can be reached through consultations within thirty (30) days after the occurrence of such dispute, either Party shall have the right to submit such dispute to the International Economic and Trade Arbitration Commission Hong Kong Branch for arbitration in Hong Kong in accordance with its procedures of arbitration. The arbitral award shall be final and binding upon both Parties.

CHAPTER 16: CONFIDENTIALITY

16.1 Each Party may have received from the other Party prior to the conclusion of this Contract, and may from time to time during the term of this Contract receive from the other Party or the Joint Venture, information which is confidential or proprietary ("Confidential Information") to the disclosing Party or to the Joint Venture.

CHAPTER 17: EFFECTIVENESS AND MISCELLANEOUS PROVISIONS

17.1 Any appendix hereto that is signed based on the various principles set forth in this Contract, including the Joint Venture Articles of Association and related agreements, shall constitute an integral part of this Contract. If there is any conflict between any appendix hereto and the provisions of this Contract, this Contract shall prevail.

CUSIP No. 69511V207                   13D                    Page 20 of 23 Pages

17.2 Any notice from one Party to the other shall be sent in writing or by e-mail or facsimile. The legal residence of each Party set forth herein or another address designated by such Party shall be the address for such Party to receive a notice. In the event that the legal residence of a Party is changed, a notice thereof must be sent to the Joint Venture, failing which such Party shall be liable for any miscommunications caused thereby.

17.3 This Contract shall have seven (7) original copies in English. Copies of this Contract shall be submitted to the examination and approval authorities according to their requirements. If this Contract is translated into Chinese, Portuguese, or other languages, the English language version should be interpreted as the official contract.

17.4 This Contract is subject to final approval by the Board of Directors of PACT.

17.5 This Contract is subject to final approval by the shareholders of PACT at a shareholders meeting.

17.6 This Contract is signed in Hong Kong SAR, China by the authorized representatives of the Parties on December 20, 2002.

(Signature page)


PARTY A:
PACIFICNET MANAGEMENT LIMITED. (CORPORATE CHOP)
Tony Tong, Chairman & CEO                          Signature:  /s/ Tony Tong

PARTY B:
SHAREHOLDERS OF INTERNATIONAL ELITE LIMITED:

Party B1:  Mr. LI Kin Shing:                       Signature:  /s/ LI Kin Shing

Party B2:  Ms. KWOK King Wa                        Signature:  /s/ KWOK King Wa

Party B3:  Mr. LI Wang                             Signature:  /s/ LI Wang

Party B4:  Ms. LI Yin                              Signature:  /s/ LI Yin

Party B5:  Mr. LI Yi Sheng                         Signature:  /s/ LI Yi Sheng

CUSIP No. 69511V207                   13D                    Page 21 of 23 Pages


                                    EXHIBIT 2
                                    ---------

                        EXECUTIVE OFFICERS AND DIRECTORS
                            OF PACIFIC COMMUNICATIONS
                        LIMITED-MACAO COMMERCIAL OFFSHORE



     NAME                    TITLE                               CITIZENSHIP
     ----                    -----                               -----------

Tony Tong                Director and Chief Executive Officer   USA

Victor Tong              Director and Vice-President            USA

Paul Zheng               Chief Financial Officer                China

Nelson Wong              Vice President                         Hong Kong, China

Emmy Lo                  Director                               Hong Kong, China

Li Yi Sheng              Director                               Hong Kong, China

Li Kin Shing             Director                               Hong Kong, China

CUSIP No. 69511V207                   13D                    Page 22 of 23 Pages


                                    EXHIBIT 3
                                    ---------

                  CONTROLLING PERSON OF PACIFIC COMMUNICATIONS
                        LIMITED-MACAO COMMERCIAL OFFSHORE



     ENTITY NAME                                STATE OF INCORPORATION
     -----------                                ----------------------

   PACIFICNET INC                                      DELAWARE

CUSIP No. 69511V207                   13D                    Page 23 of 23 Pages


                                    EXHIBIT 4
                                    ---------

                     EXECUTIVE OFFICERS AND DIRECTORS OF THE
                  CONTROLLING PERSON OF PACIFIC COMMUNICATIONS
                        LIMITED MACAO COMMERCIAL OFFSHORE


     NAME                           TITLE                           CITIZENSHIP
     ----                           -----                           -----------
Tony Tong                    Chairman, Director and Chief           USA
                             Executive Officer

Cho Sam Tong                 Director and President of China        Hong Kong, China
                             Operations

Victor Tong                  Director and Vice President            USA

Shao Jian (Sean) Wang        Chief Financial Officer                China

Richard Chi Ho LO            Director                               Hong Kong, China

Yue (Justin) Tang            Director                               China

David Fisher                 Director                               USA

Yong Jun (Charles) Fu        Director                               China




